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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                                 Amendment No. 1
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Yonkers Financial Corporation
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                  (Name of Issuer)
Common Stock, $.01 par value
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                 (Title of Class of Securities)
986073104
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
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          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           June 23, 1998
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     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 10 Pages


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                                                       Page 2 of 10 Pages
Cusip No. 986073104

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l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
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3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.   SOLE VOTING POWER - 202,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 202,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   202,500
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12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.70%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN


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                                                   Page 3 of 10 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 700
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 700
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   700

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO


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                                                   Page 4 of 10 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Gould Family Charitable Foundation of New York -
         11-3262391
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                    7.   SOLE VOTING POWER - 2,000*
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,000*
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,000*
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         OO

     * Fredric H. Gould, Helaine Gould (Mr. Gould's spouse), Matthew Gould, Jeffrey Gould and Wendy Shenfeld (Mr. Gould's children) are Trustees of the Gould Family Charitable Foundation of New York.


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                                            Page 5 of 10 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig ###-##-####
         Israel Rosenzweig as trustee under Paragraph Fourth w/o Evelyn Rosenzweig 11-6446510 and Israel Rosenzweig, as
         Trustee under Paragraph Second w/o Evelyn Rosenzweig -
         11-6446511
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,500*
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,500*
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,500*

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------


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                                                 Page 6 of 10 Pages

14.  TYPE OF
REPORTING PERSON*
         IN

     *Israel Rosenzweig is sole trustee of the trusts created under his deceased spouse's last will and testament for the benefit of Mr. Rosenzweig's children. Mr. Rosenzweig has sole voting and dispositive power.



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                                                   Page 7 of 10 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Stuart S. Gould       -        ###-##-####
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2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,000

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                             Page 8 of 10 Pages

This amendment amends and supplements Schedule 13D dated June 11, 1998. Except as amended by this amendment there has been no change in the information previously reported on Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Partnership has purchased a total of 202,500 shares of Common Stock of the Company at an aggregate cost of $3,674,883.85. The funds used to make these purchases came from the Partnership's working capital. The Partnership has an availability of approximately $21,000,000 under a margin account maintained by the Partnership with the Saloman SmithBarney. As of the date hereof there is approximately $15,000,000 outstanding under this facility.

Item 5.   Interest in Securities of the Issuer

(a) The Partnership owns, as of this date, 202,500 shares of Common Stock of the Company, constituting approximately 6.70% of the 3,015,763 shares of Common Stock outstanding. The Foundation owns, as of this date, 2,000 shares of Common Stock, the IRA owns, as of this date, 700 shares of Common Stock, Rosenzweig, individually and as Trustee owns, as of this date, 4,500 shares of Common Stock, and Stuart owns, as of this date, 2,000 shares of Common Stock. In the aggregate, the Partnership, the Foundation, the IRA, Rosenzweig and Stuart, who may be deemed affiliates, own 7.02% of the outstanding shares of Common Stock of the Company.

(b) The Partnership has sole voting and dispositive power with respect to the shares of Common Stock it beneficially owns. The Trustees (acting by a majority of Trustees), have voting and dispositive power with respect to the shares owned by the Foundation. Gould with respect to the IRA, Rosenzweig, individually and as Trustee, and Stuart, each have sole voting and dispositive power with respect to the shares owned by each of them.

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                                                  Page 9 of 10 Pages

(c) The following table sets forth transactions in Common Stock of the Company effected by the Partnership since the filing of Schedule 13D dated June 11, 1998. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share

     6/17/98                   10,500                    18.938
     6/19/98                    2,000                    19.00
     6/19/98                    1,200                    18.938
     6/23/98                   25,000                    19.125

The amendment is also to correct an error in the Schedule 13D. The 5,000 shares reported as being purchased on 6/14/98 (2,000 at $18.750 and 3,000 at $18.938) and the 3,000 shares reported as being purchased on June 15, 1998 (at $18.938)were purchased on June 4, 1998 and June 5, 1998, respectively.



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                                                 Page 10 of 10 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 24, 1998


THE GOULD FAMILY             GOULD INVESTORS L.P.
CHARITABLE FOUNDATION        BY GEORGETOWN PARTNERS, INC.
OF NEW YORK                  MANAGING GENERAL PARTNER


By s/Fredric H. Gould          By s/Simeon Brinberg
   ---------------------          ------------------
   Fredric H. Gould               Simeon Brinberg
                                  Senior Vice President

By s/Matthew Gould                s/Fredric H. Gould
   ---------------------          ------------------
   Matthew Gould                  Fredric H. Gould Spousal
                                  IRA

By s/Jeffrey Gould
   ---------------------
   Jeffrey Gould



s/Israel Rosenzweig
------------------------
Israel Rosenzweig,
Individually and as Trustee


s/Stuart S. Gould
-------------------------
Stuart S. Gould